UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus	NS Advisors, LLC 274 Riverside Avenue, Westport, Connecticut 06880 Attention: Mr. Andrew R. Jones	Ruff Fund Management, LLC 748 Perinton Hills Office Park Fairport, NY 14450 Attention: Mr. Charles W. Ruff
Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2007
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 219141108	13D/A	Page 2 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 416,200 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 416,200 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 416,200 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 3 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,600 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 467,600 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,600 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 4 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 487,700 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 487,700 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,700 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 5 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Channel Partnership II, L.P. 22-3215653
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,800 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 20,800 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,800 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 6 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 903,900 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 903,900 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,900 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 7 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 467,600 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 467,600 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,600 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 8 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,392,300 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,392,300 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,392,300 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 9 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 1,371,500 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 1,371,500 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,371,500 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 10 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Star Partners, L.P. 13-3863788
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* W/C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 377,634 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 377,634 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 377,634 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 11 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON North Star Partners II, L.P. 61-1467034
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* W/C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 331,529 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 331,529 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 331,529 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 12 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Circle T Explorer Master Limited 02-0744122
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* W/C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,895 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 24,895 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,895 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 13 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NS Advisors, LLC 03-0439233
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 734,058 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 734,058 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,058 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 14 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 734,058 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 734,058 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,058 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 15 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Insight Investments, LP 16-1577303
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* W/C
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,100 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 335,100 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 16 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ruff Fund Management, LLC 20-3649670
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 335,100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 335,100 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 17 of 28 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles W. Ruff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 335,100 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 335,100 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,100 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 219141108	13D/A	Page 18 of 28 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on December 6, 2006 (the “Schedule 13D”) by the Wynnefield Reporting Persons, the North Star Reporting Persons and the Insight Reporting Persons (each as defined in the Schedule 13D) with respect to shares of common stock, par value $0.001 (the “Common Shares”), of Cornell Companies, Inc. (the “Issuer”), whose principal executive offices are located at 1700 West Loop South, Suite 1500, Houston, Texas 77027. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

CUSIP No. 219141108	13D/A	Page 19 of 28 Pages

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration.” appearing in the Schedule 13D is hereby amended by replacing the information appearing under “(1) Wynnefield Reporting Persons” and “(2) North Star Reporting Persons” with the following:

(1)	Wynnefield Reporting Persons.

The securities reported in this Schedule 13D as directly beneficially owned by the Wynnefield Reporting Persons were acquired with funds of approximately $19,023,871.77 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Wynnefield Reporting Person who directly beneficially owns such securities.

(2)	North Star Reporting Persons.

The securities reported in this Schedule 13D as directly beneficially owned by the North Star Reporting Persons were acquired with funds of approximately $9,413,718.59 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the North Star Reporting Person who directly beneficially owns such securities.

CUSIP No. 219141108	13D/A	Page 20 of 28 Pages

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction.” appearing in the Schedule 13D is supplemented by adding the following disclosure to the end of such item:

On January 12, 2007, Cornell filed with the Securities and Exchange Commission a Current Report on Form 8-K relating to its proposed merger with Veritas (the “Cornell 8-K”). The Reporting Persons have reviewed the Cornell 8-K and believe that the information contained therein confirms the Reporting Persons’ view that the Merger Consideration is inadequate and that it is in the best interest of Cornell’s shareholders that Cornell remains a publicly traded company thereby allowing its shareholders to benefit from the substantial growth opportunities present in the private corrections industry.

The view of the Reporting Persons has been further validated by Institutional Shareholder Services (“ISS”) as explained in ISS’ recent proxy analysis published on January 12, 2007:

“…given the recent improvements demonstrated by the last two quarters results and the upside changes in the industry fundamentals, we believe that there are opportunities for the company to grow and expand. Further, we believe that Cornell can successfully continue to operate as a publicly traded company and eventually maximize shareholder return. Therefore, we believe shareholder support is not warranted.”*

The Reporting Persons find it regrettable that it required the commencement of a legal action by Cornell shareholders against Cornell’s board of directors to compel Cornell’s management to provide to its shareholders further, though still limited and inadequate, information about the merger. We believe that material information is being withheld that would allow Cornell’s shareholders to make a more accurate determination of its fair value and we urge Cornell to immediately:

•
Undertake to provide a proper calculation of Cornell’s enterprise value. We believe Cornell’s currently disclosed valuations fail to include any value for either credit reserve funds (in the case of a consolidated valuation) or pre-paid rent (in the case of treating the 2001 sale and leaseback transaction with Municipal Corrections Finance, L.P. (“MCF”) as an operating lease).

We believe that proper calculations would result in the amount of Merger Consideration being a substantially lower multiple of EBITDA compared to what Cornell currently discloses.

•
Provide updated projections that reflect the actual value of Cornell. We believe that the projected financial information utilized in Rothschild’s fairness opinion has rapidly become stale and requires updating to reflect material increases in Cornell’s earnings outlook as well as the $9.7 million MCF debt reduction that occurred in August, 2006. Subsequent to providing Rothschild with its financial projections, Cornell reported its first quarter earnings on May 9, 2006. At that time Cornell projected full year 2006 pro forma earnings of $0.89 to 0.96/share. Subsequently, Cornell’s full year guidance was revised upward on August 8, November 7 and again on December 1, 2006, to a range of $1.03 to 1.06/share. Based on the mid-point of the ranges, Cornell’s earnings outlook improved 13% in just seven and a half months.

CUSIP No. 219141108	13D/A	Page 21 of 28 Pages

We believe that these improvements to Cornell’s earnings outlook are not reflected in the $18.25 per share Merger Consideration.

•
Provide accurate and updated financial projections that include the various opportunities for Cornell’s growth mentioned by Mr. Hyman over the past year. For example, since the data was compiled in April, 2006, such financial projections failed to reflect any potential growth resulting from the State of California's October "state of emergency" prison announcement. With Cornell’s shareholders facing such a critical decision, we believe that the failure of Cornell’s management and board to provide more accurate and timely projections to its shareholders is a breach of their fiduciary duties.

The disclosure of accurate and updated financial projections that reflect previously stated growth opportunities would clearly show that the $18.25 per share Merger Consideration is inadequate.

•	Explain why strategic buyers were not contacted until the existence of an auction process by Cornell was disclosed in the press.

The Reporting Persons continue to believe that the proposed Merger Consideration price of $18.25 per share is inadequate. The Reporting Persons’ note that Cornell’s peers, Corrections Corp and Geo Group, trade at 11.3 and 9.7 times projected 2007 EBITDA, respectively (using today’s closing prices and Reuters Ltd. Consensus estimates). If Cornell were to trade at the lower of these multiples, it would imply a price of $26.16 per share (using Cornell’s  provided 2007 EBITDA and treating MCF as an operating lease). It is the Reporting Persons’ opinion that the current proposal does not reflect the true value of Cornell and that it is in the best interest of shareholders that Cornell remains an independent, publicly traded company. Accordingly, the Reporting Persons intend to vote against the proposed merger between Cornell and Veritas.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may seek to engage in discussions with other stockholders concerning the merger transaction and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, status of the merger transaction, the price levels of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, electing to exercise their appraisal rights, purchasing additional Common Shares, selling some or all of their Common Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in Item 4.

* The Reporting Persons neither sought nor obtained ISS' approval to reprint this quote.

CUSIP No. 219141108	13D/A	Page 22 of 28 Pages

Item 5. Interest in Securities of the Issuer.

The Reporting Persons may be deemed to beneficially own collectively an aggregate of 2,461,458 of the Common Shares, representing 17.5% of the 14,062,898 outstanding Common Shares (the percentage of shares owned being based upon 14,062,898 Common Shares outstanding on October 31, 2006, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006). The Wynnefield Reporting Persons, the North Star Reporting Persons, and the Insight Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Shares held by each of the other Reporting Persons.

“Item 5. Interest in Securities of the Issuer.” appearing in the Schedule 13D is amended by replacing the information under “(1) Wynnefield Reporting Persons” and “(2) North Star Reporting Persons” with the following:

(1)	Wynnefield Reporting Persons.

(a) - (c) As of January 16, 2007, the Wynnefield Reporting Persons beneficially owned in the aggregate 1,392,300 Common Shares, constituting approximately 9.9% of the outstanding Common Shares (the percentage of shares owned being based upon 14,062,898 Common Shares outstanding on October 31, 2006, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006). The following table sets forth certain information with respect to Common Shares directly beneficially owned by the Wynnefield Reporting Persons listed below:

Name	Number of Shares	Percentage of Outstanding Shares

Wynnefield Partners *	416,200	3.0%

Wynnefield Partners I *	487,700	3.5%

Wynnefield Offshore **	467,600	3.3%

Channel ***	20,800	0.2%

* WCM has an indirect beneficial ownership interest in these Common Shares.

** WCI has an indirect beneficial ownership interest in these Common Shares.

*** Mr. Obus has an indirect beneficial ownership interest in these Common Shares.

WCM is the sole general partner of the Wynnefield Partners and Wynnefield Partners I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Wynnefield Partners and Wynnefield Partners I beneficially own. WCM, as the sole general partner of Wynnefield Partners and Wynnefield Partners, has the sole power to direct the voting and disposition of the Common Shares that Wynnefield Partners and Wynnefield Partners I beneficially own. Messrs. Obus and Landes are the co-managing members of WCM and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that WCM may be deemed to beneficially own.

Each of Messrs. Obus and Landes, as a co-managing member of WCM, shares with the other the power to direct the voting and disposition of the Common Shares that WCM may be deemed to beneficially own. WCI is the sole investment manager of Wynnefield Offshore and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Wynnefield Offshore beneficially owns.

CUSIP No. 219141108	13D/A	Page 23 of 28 Pages

WCI as the sole investment manager of Wynnefield Offshore, has the sole power to direct the voting and disposition of the Common Shares that Wynnefield Offshore beneficially owns. Messrs. Obus and Landes are executive officers of WCI and, accordingly, each of Messrs. Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that WCI may be deemed to beneficially own. Each of Messrs. Obus and Landes, as executive officers of WCI, shares with the other the power to direct the voting and disposition of the Common Shares that WCI may be deemed to beneficially own.

Mr. Obus is the general partner of Channel and accordingly, Mr. Obus may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that Channel may be deemed to beneficially own. Mr. Obus, as the general partner of Channel, has the sole power to direct the voting and disposition of the Common Shares beneficially owned by Channel.

Beneficial ownership of the Common Shares shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the Wynnefield Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 1,392,300 Common Shares, constituting approximately 9.9% of the outstanding Common Shares (the percentage of shares owned being based upon 14,062,898 Common Shares outstanding on October 31, 2006, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006).

The filing of this Schedule 13D and any future amendment by the Wynnefield Reporting Persons, and the inclusion of information herein and therein with respect to WCM, WCI and Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of WCM, WCI and Messrs. Obus and Landes disclaims any beneficial ownership of the shares covered by this Statement.

To the best knowledge of the Wynnefield Reporting Persons, except as described in this Schedule 13D, none of the Wynnefield Reporting Persons, any person in control (ultimately or otherwise) of the Wynnefield Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Shares, and there have been no transactions in the Common Shares affected during the past 60 days, by the Wynnefield Reporting Persons, any person in control of the Wynnefield Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

The Wynnefield Reporting Persons has made purchases of Common Shares during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share
Wynnefield Partner	January 11, 2007	18,600	$18.25
Wynnefield Partner	January 12, 2007	17,200	$18.30
Wynnefield Partnership I	January 11, 2007	25,000	$18.25
Wynnefield Partnership I	January 12, 2007	23,700	$18.30
Wynnefield Offshore	January 11, 2007	29,500	$18.25
Wynnefield Offshore	January 12, 2007	27,000	$18.30

CUSIP No. 219141108	13D/A	Page 24 of 28 Pages

(2)	North Star Reporting Persons.

(a) - (c) As of January 16, 2007, the North Star Reporting Persons beneficially owned in the aggregate 734,058 Common Shares, constituting approximately 5.2% of the Common Shares (the percentage of shares owned being based upon 14,062,898 Common Shares outstanding on October 31, 2006, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006). The following table sets forth certain information with respect to Common Shares directly beneficially owned by the North Star Reporting Persons listed below:

Name	Number of Shares	Percentage of Outstanding Shares
NSP *	377,634	2.7%
NSP II *	331,529	2.4%
Circle *	24,895	0.2%

* NSA has an indirect beneficial ownership interest in these Common Shares.

NSA is the sole general partner of NSP and NSP II and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that NSP and NSP II may be deemed to beneficially own. NSA, as the sole general partner of NSP and NSP II, has the sole power to direct the voting and disposition of the Common Shares that NSP and NSP II beneficially own. Mr. Jones is the sole manager of NSA and, accordingly, Mr. Jones may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the Common Shares that NSA may be deemed to beneficially own.

Beneficial ownership of the Common Shares shown on the cover pages of and set forth elsewhere in this Schedule 13D for each member of the North Star Reporting Persons assumes that they have not formed a group for purposes of Section 13(d)(3) under the Exchange Act, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the North Star Reporting Persons were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 734,058 Common Shares, constituting approximately 5.2% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 14,062,898 Common Shares outstanding on October 31, 2006, as set forth in the Issuer’s most recent report on Form 10-Q for the period ended September 30, 2006, filed with the Securities and Exchange Commission on November 9, 2006).

The filing of this Schedule 13D and any future amendment by the North Star Reporting Persons, and the inclusion of information herein and therein with respect to NSA and Mr. Jones, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of NSA and Mr. Jones disclaims any beneficial ownership of the shares covered by this Statement.

To the best knowledge of the North Star Reporting Persons, except as described in this Schedule 13D, none of the North Star Reporting Persons, any person in control (ultimately or otherwise) of the North Star Reporting Persons, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Shares, and there have been no transactions in the Common Shares affected during the past 60 days, by the North Star Reporting Persons, any person in control of the North Star Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

The North Star Reporting Persons has made sales of Common Shares during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share
NSP	January 10, 2007	2,000	$18.26
NSP	January 11, 2007	1,000	$18.31

The North Star Reporting Persons has made purchases of Common Shares during the last 60 days, as follows:

Name	Date	Number of Shares	Price Per Share
NSP II	January 10, 2007	2,500	$18.34

CUSIP No. 219141108	13D/A	Page 25 of 28 Pages

Item 7.  Material to be Filed as Exhibits

The following exhibit is filed as part of this 13D:

Exhibit 99.1	Letter to the Board of Directors of Cornell Companies, Inc., dated December 6, 2006 (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D filed by the Wynnefield Reporting Persons, the North Star Reporting Persons and the Insight Reporting Persons with the Securities and Exchange Commission on December 6, 2006).

Exhibit 99.2	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.2 of the Schedule 13D filed by the Wynnefield Reporting Persons, the North Star Reporting Persons and the Insight Reporting Persons with the Securities and Exchange Commission on December 6, 2006).

CUSIP No. 219141108	13D/A	Page 26 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 16, 2007

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:	Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:	Wynnefield Capital Management, LLC, its General Partner

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By:	Wynnefield Capital, Inc., its Investment Manager

By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:	/s/ Nelson Obus
Nelson Obus, President

CHANNEL PARTNERSHIP II, L.P.

By:	/s/ Nelson Obus
Nelson Obus, General Partner

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua H. Landes
Joshua H. Landes, Individually

CUSIP No. 219141108	13D/A	Page 27 of 28 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 16, 2007

NORTH STAR PARTNERS, L.P.

By:	NS ADVISORS, LLC
Its General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Manager

NORTH STAR PARTNERS, II L.P.

By:	NS ADVISORS, LLC
Its General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Manager

CIRCLE T. EXPLORER MASTER LIMITED

By:	NS ADVISORS, LLC
Its General Partner

By:	/s/ Andrew R. Jones
Andrew R. Jones, Manager

NS ADVISORS, LLC

By:	/s/ Andrew R. Jones
Andrew R. Jones, Manager

/s/ Andrew R. Jones
Andrew R. Jones, Individually

CUSIP No. 219141108	13D/A	Page 28 of 28 Pages

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 16, 2007

INSIGHT INVESTMENTS, L.P.

By:	RUFF FUND MANAGEMENT LLC
Its General Partner

By:	/s/ Charles W. Ruff
Charles W. Ruff, President

RUFF FUND MANAGEMENT LLC

By:	/s/ Charles W. Ruff
Charles W. Ruff, President

/s/ Charles W. Ruff
Charles W. Ruff, Individually